Exhibit 12.1

Ratio of Earnings to Fixed Charges(1)

The following table sets forth CME Group Inc.’s ratio of earnings to fixed charges(1) for the periods indicated. All amounts are in millions, except for the ratio of earnings to fixed charges.

	Pro Forma(2)
	For the Six Months Ended June 30, 2013	For the Year Ended December 31, 2012	For the Six Months Ended June 30, 2013	For the Year Ended December 31, 2012
Income before income taxes	$899.2	$1,702.0	$895.1	$1,693.4
Add back:
Share of loss on equity investees(3)	3.3	5.5	3.3	5.5
Amortization of capitalized interest	0.2	0.2	0.2	0.2
Subtract:
Share of gains on equity investees(3)	(41.0)	(36.2)	(41.0)	(36.2)
Capitalized interest	—	(0.6)	—	(0.6)

Earnings Before Income Taxes	861.7	1,670.9	857.6	1,662.3
Plus:
Interest expense	74.1	124.1	78.2	132.7
Interest expense within rent	6.1	11.7	6.1	11.7

Adjusted Earnings	$941.9	$1,806.7	$941.9	$1,806.7

Fixed Charges	$80.2	$135.8	$84.3	$144.4
Ratio of Earnings to Fixed Charges	11.75	13.31	11.17	12.52

(1)	The ratio of earnings to fixed charges is calculated by dividing adjusted earnings by fixed charges. “Fixed charges” consist of interest incurred and the interest portion of rent expense.
(2)	The pro forma ratio of earnings to fixed charges for the six months ended June 30, 2013 and for the year ended December 31, 2012 (i) gives effect to CME Group Inc.’s offering of its 5.300% notes due 2043 and the application of the net proceeds therefrom, together with other cash on hand, to retire at maturity its $750.0 million 5.75% notes due 2014 assuming those transactions had occurred on (and the scheduled maturity of the 5.75% notes due 2014 had been) January 1, 2012 and (ii) reflects CME Group Inc.’s having entered into a forward-starting interest rate swap agreement in August 2012 that resulted in the interest payable on the notes effectively becoming fixed at an annual rate CME Group Inc. estimates to be 4.73% at issuance on September 9, 2013. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earnings to fixed charges would have been had those transactions occurred on the date assumed and is not necessarily indicative of CME Group Inc.’s future ratio of earnings to fixed charges.
(3)	Represents CME Group Inc.’s interest in various entities, which is recognized using the equity method of accounting.